UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d -2(a)

TEC TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

878214 105

(CUSIP Number)

Xinqiao Industrial Park
Jingde County, Anhui Province, 242600
People’s Republic of China
(86) 563-8023488
copies to:
Joseph R. Tiano, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS AMTT DIGITAL A LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,130,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,130,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (1)
14.	TYPE OF REPORTING PERSON CO

(1)

A total of 30,181,552 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS JIAN WU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,130,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,130,000(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,130,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (2)
14.	TYPE OF REPORTING PERSON IN

(1)

Represents 4,130,000 shares held by AMTT Digital A Ltd, a Chinese company, which is beneficially owned and controlled by Mr. Jian Wu.

(2)

A total of 30,181,552 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 6 Pages

CUSIP No. 878214 105

Item 1. Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of TEC Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer’s principal executive offices are located at Xinqiao Industrial Park, Jingde County, Anhui Province, 242600, People’s Republic of China.

Item 2. Identity and Background.

(a)

The persons filing this Statement are AMTT Digital A Ltd, a Chinese company ("AMTT") and Mr. Jian Wu, a natural person ("Mr. Wu" and together with AMTT, the "Reporting Persons").

(b)

The business address of Mr. Wu is Room 4002, Rongchao Landmark, 4028 Jintian Rd., Futian District, Shenzhen, People’s Republic of China, which is also the location of AMTT’s principal office.

(c)

The principal occupation of Mr. Wu is Managing Director of AMTT. AMTT is beneficially owned and controlled by Mr. Wu.

(d)-(e)

During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Wu is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Statement pursuant to that certain share purchase agreement, dated January 13, 2010, by and among the Issuer (formerly Highland Ridge, Inc.), Michael Anthony (then the Issuer's CEO), and the accredited investors signatory thereto, including Mr. Wu ("Share Purchase Agreement"). Pursuant to the Share Purchase Agreement, 99% of the equity interests of the Issuer held by its shareholders was sold for an aggregate of $225,000 to the purchasers in said share purchase agreement. Mr. Wu, as the 13.7% owner of the Issuer, was entitled to receive 4,130,000 shares of Common Stock and requested that such shares be issued to AMTT Digital A Limited, a company owned and controlled by Mr. Wu.

Mr. Wu is the sole shareholder of AMTT and may be deemed to be the beneficial owner of the shares held by it. Mr. Wu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Purchase Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on January 19, 2010.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 6 Pages

CUSIP No. 878214 105

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Wu beneficially owns and controls the 4,130,000 shares of the Issuer’s Common Stock held by AMTT, representing 13.7% of the outstanding shares of the Issuer’s Common Stock (based on 30,181,552 shares of Common Stock outstanding as of May 13, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2010). Mr. Wu owns and controls the shares held by AMTT because he is AMTT’s controlling shareholder. Mr. Wu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)

Mr. Wu has sole voting and dispositive power over the 4,130,000 shares of Common Stock of the Issuer that are directly and beneficially owned by AMTT. Mr. Wu does not own any other securities of the Issuer.

(c)

Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)

No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Purchase Agreement, dated January 13, 2010, among TEC Technology, Inc. (formerly Highland Ridge, Inc.), Michael Anthony, and the accredited investors signatory thereto [incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2010].

Exhibit 2

Joint Filing Agreement between AMTT Digital A Ltd. and Mr. Jian Wu.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2010

AMTT DIGITAL A LTD

By: /s/ Jian Wu
Name: Jian Wu
Title: Director

/s/ Jian Wu
Jian Wu

Page 6 of 6 Pages

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of TEC Technology, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: July 14, 2010

AMTT DIGITAL A LTD

By: /s/ Jian Wu_________________________
Name: Jian Wu
Title: Managing Director

/s/ Jian Wu____________________________
Jian Wu